Exhibit (a)(5)(xi)

RANGER MERGER CORPORATION COMPLETES
SUCCESSFUL TENDER OFFER
FOR NCH CORPORATION SHARES

         DALLAS, TEXAS, February 13, 2002. Ranger Merger Corporation, an entity organized by members of the Levy family, the majority shareholder of NCH Corporation, announced today the successful completion of its tender offer for the publicly held shares of common stock of NCH Corporation (NYSE-NCH) for $52.50 per share in cash.

         The offer expired at midnight New York time on February 12, 2002. Based on preliminary information, 2,391,451 shares (including 20,875 shares tendered pursuant to Notices of Guaranteed Delivery) of the approximately 2.468 million publicly traded shares of NCH Corporation common stock not owned by Ranger Merger Corporation and its affiliates were tendered by the expiration date. Ranger Merger Corporation has accepted for payment all validly tendered shares and expects to make payment promptly.

         The tendered shares, together with the NCH Corporation shares already owned by Ranger Merger Corporation and its affiliates, represent more than 90% of NCH Corporation’s outstanding common stock.

         As stated in the Offer to Purchase for the tender offer, Ranger Merger Corporation will now complete the going private transaction by merging with and into NCH Corporation. Ranger Merger Corporation and its affiliates can effect the merger without a vote of or any action by any other stockholder of NCH Corporation. Upon the closing of the merger, stockholders who did not tender their shares in the tender offer, other than those who properly assert dissenters’ rights under Delaware law, will receive merger consideration of $52.50 per share in cash, without interest.

         NCH Corporation is a worldwide manufacturer and distributor of maintenance, repair and supply products, including chemical specialties, fasteners, welding alloys and plumbing parts. NCH Corporation has its world headquarters and domestic administrative center in Irving, Texas and has manufacturing and other facilities in the US, Canada, Europe, Latin America and the Far East.

         FORWARD-LOOKING STATEMENTS

         Certain information in this release are forward-looking statements that involve risks and uncertainties that might adversely affect NCH Corporation’s operating results in the future in a material way. Such risks and uncertainties include, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The Company’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier to the United States government and its agencies; the potential adverse impact of the Company’s substantial indebtedness incurred in connection with the Offer and the Merger, including restrictions and remedies, available in the related debt covenant; actual outcomes are dependent upon factors, including, without limitation, the Company’s successful performance of internal plans; technological innovation; interest rates; pricing; currency movements; budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions; the ability of the Company to retain customers and obtain new customers on satisfactory terms, and other factors described from time to time in the Company’s filings with the SEC. Many of these risks are beyond the control of NCH Corporation. Such risks are detailed from time to time in NCH Corporation’s Reports filed with the SEC on Forms 10-Q, 8-K, 10-K and in its Annual Reports to Stockholders.

         Contact: NCH Corporation, Dallas, Joe Cleveland, Telephone: 972-438-0251.

3